UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Items 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

1.	Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraphs after the last paragraph under the subsection entitled “Background of the Offer” as follows:

In addition, on December 8, 2015, at a regularly scheduled meeting, the Board discussed the unsolicited proposal it had received from the Party G Group (the “Party G Group December 7 Proposal”). Representatives of Wachtell Lipton reviewed the legal standards applicable to the Board’s conduct and informed the Board that representatives of the Company had provided the required information concerning the Party G Group December 7 Proposal to ON Semiconductor in accordance with the terms of the Merger Agreement. Representatives of Wachtell Lipton also summarized the terms of the Party G Group December 7 Proposal and then the Board reviewed the proposal in detail with input from management and representatives of Wachtell Lipton and Goldman Sachs. The Board noted that certain terms and conditions of the Party G Group December 7 Proposal were not clear, namely the regulatory approvals that would be required to be obtained, the proposed restructuring of the Company’s Taiwanese assets and the nature of the remaining due diligence the Party G Group was seeking before submitting a final proposal. The Board also discussed the Merger Agreement in light of the Party G Group December 7 Proposal, noting the material increase in the offer price made by the Party G Group. After further discussion, the Board determined to deliberate further on the Party G Group December 7 Proposal at its regularly scheduled meeting the next day. The Board also directed representatives of Wachtell Lipton to engage with MoFo to determine whether ON Semiconductor would be willing to improve the terms of the Merger Agreement from the perspective of the Company’s stockholders in light of the offer from the Party G Group, and instructed Mr. Thompson to determine whether ON Semiconductor wished to increase the price per Share to be paid under the Merger Agreement, in light of the Party G Group December 7 Proposal.

Later on December 8, 2015, Mr. Thompson spoke to Mr. Jackson and Mr. Jackson informed Mr. Thompson that ON Semiconductor’s Board would meet later in the week to determine ON Semiconductor’s next steps in light of the Party G Group December 7 Proposal, including to formulate a response to Mr. Thompson’s question regarding whether ON Semiconductor would be willing to increase the price per Share to be paid to the Company’s stockholders and amend other terms of the Merger Agreement.

On December 8 and December 9, 2015, representatives of Wachtell Lipton discussed the Party G Group December 7 Proposal and the Merger Agreement with representatives of MoFo.

Also on December 9, 2015, at the request of the Board and in accordance with the terms of the Merger Agreement, representatives of Wachtell Lipton asked the Party G Group’s legal counsel to provide certain additional information solely to clarify and understand the terms and conditions of the Party G Group December 7 Proposal. Wachtell Lipton expressly advised the Party G Group’s legal counsel of the non-solicit restrictions in the Merger Agreement and that they were not being contacted to discuss or negotiate the Party G Group December 7 Proposal.

At its regularly scheduled meeting on December 9, 2015, Mr. Thompson informed the Board of his discussion with Mr. Jackson and representatives of Wachtell Lipton informed the Board of their discussion with representatives of MoFo regarding possible amendments to the terms of the Merger Agreement. Representatives of Wachtell Lipton reviewed in detail with the Board the provisions of the Merger Agreement concerning Acquisition Proposals and the terms of the Party G Group December 7 Proposal. The Board discussed various aspects of the Party G Group December 7 Proposal, including the increased value per Share that would be available to the Company’s stockholders compared to the price per Share payable under the Merger Agreement and the fact that the Party G Group had agreed to provide a letter of credit to backstop certain payment obligations. The Board also noted, however, that the Party G Group December 7 Proposal would require the Company to pay the breakup fee that would be payable to ON Semiconductor without any reimbursement of such payment and that the letter of credit offered by the Party G Group was limited to the amount of the reverse breakup fee and did not cover any damages claim in excess of such amount and that the amounts of the reverse breakup fees offered by the Party G Group were insufficient in light of the additional significant risks resulting from the increased conditionality and challenges to enforceability that would be applicable to an agreement with the Party G Group. These additional risks and challenges included the fact that members of the Party G Group are part of a state-owned enterprise and that the Party G Group December 7 Proposal had conditioned the closing of a transaction on receipt of approvals of regulators of the same state, the challenges of enforcement against a state-owned entity and the fact that a transaction with the Party G Group was conditioned both on obtaining CFIUS approval and on the completion of a restructuring of the Company’s Taiwanese assets, where the failure to obtain CFIUS approval would result in a significantly lower breakup fee and the failure to complete the Taiwanese restructuring would result in no breakup fee whatsoever. Moreover, the Board noted that, despite the fact that the Party G Group had already been provided extensive due diligence, the Party G Group December 7 Proposal was subject to additional due diligence before the Party G Group could submit a final proposal and that the draft debt commitment letter contained certain deficiencies.

The Board also discussed precedent transactions between U.S. companies and companies from the Party G Group’s country. The Board decided that it should meet in the coming days to further discuss and evaluate the Party G Group December 7 Proposal.

On December 10, 2015, legal counsel for the Party G Group provided certain clarifications to representatives of Wachtell Lipton with respect to the Party G Group December 7 Proposal.

Also on December 10, 2015, representatives of Wachtell Lipton and MoFo discussed again potential revisions to the Merger Agreement. During the course of that conversation, representatives of Wachtell Lipton informed representatives of MoFo that the Party G Group had provided further clarification with respect to certain aspects of the Party G Group December 7 Proposal in response to requests for clarification made by representatives of Wachtell Lipton. In addition, representatives of MoFo confirmed that ON Semiconductor’s board of directors would meet the next day.

On December 11, 2015, the Company received a letter from ON Semiconductor indicating that ON Semiconductor believes that the Merger Agreement is superior to the Party G Group December 7

Proposal because it provides greater closing and timing certainty, noting the CFIUS risk posed by the Party G Group December 7 Proposal (and the failure to adequately address this risk, including the significantly lower CFIUS reverse termination fee), the additional burden, time and risk associated with the restructuring of the Company’s Taiwan assets prior to the closing of a transaction, the challenges in obtaining an equitable remedy or monetary damages for a breach of an agreement from a company with limited assets in the U.S., and that the debt commitment letter submitted by the Party G Group was only a draft which had significant conditionalities. Following receipt of the letter, Mr. Thompson spoke to Mr. Jackson about the letter and Mr. Jackson explained, consistent with the reasons outlined in the letter, that ON Semiconductor would not revise its offer at this time.

On December 12, 2015, at meetings of the Transaction Committee, Mr. Thompson and the members of the Transaction Committee discussed the determinations to be made with respect to the Party G Group December 7 Proposal.

On December 13, 2015, the Board met to discuss the Party G Group December 7 Proposal again. Mr. Thompson reviewed the developments over the last several days, including ON Semiconductor’s letter and the Transaction Committee’s views of the determinations to be discussed by the Board. The Board then discussed the Party G Group December 7 Proposal in detail and as compared to the current transaction with ON Semiconductor. After discussion among members of the Board, management and representatives of Goldman Sachs and Wachtell Lipton, the Board concluded that the Party G Group December 7 Proposal is not a proposal that would reasonably be expected to result in a Superior Proposal, because of the deficiencies in the Party G Group December 7 Proposal, including the conditionality of the Party G Group December 7 Proposal, the higher risks to completion of a transaction with the Party G Group, the enforceability of the transaction documents, in the absence of a significant increase in the reverse termination fees and other assurances that the Company could recover damages from the Party G Group if the Party G Group breaches an agreement, and the other matters the Board discussed at its meetings on December 8 and 9.

Item 8. Additional Information to be Furnished.

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, as follows:

Litigation Related to the Offer.

On December 11, 2015, a purported stockholder in the Company filed a complaint challenging the Offer and the Merger in the Court of Chancery of the State of Delaware. The complaint is captioned Walter Wesley Woo v. Fairchild Semiconductor International, Inc., et al., C.A. No. 11798 (Del. Ch.). The complaint names as defendants the Board, ON Semiconductor and Acquisition Sub. The complaint alleges that the Board has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and by not providing stockholders with all material information needed to make an informed decision whether to tender their stock. The complaint further alleges that ON Semiconductor and Acquisition Sub have aided and abetted the Board’s purported breaches of fiduciary duty. As relief, the complaint seeks, among other things, an injunction against the Offer and the Merger, an accounting for damages, and an award of attorneys’ fees and costs. At the same time as filing the complaint, the plaintiff filed an application for a preliminary injunction against the Offer and the Merger and a motion for expedited discovery in advance of a potential hearing on the application for a preliminary injunction. The Company believes that the suit is without merit.

Item 9. Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(B) the Exhibit as follows:

(a)(5)(C)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2015

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary